SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

SP PLUS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

78469C103

(CUSIP Number)

VCM STAN-CPC Holdings, LLC

2929 Arch Street, Suite 1800

Philadelphia, Pennsylvania 19104-7324

(215) 609-3400

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 11, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON VCM STAN-CPC Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 737,287
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 737,287
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,355,171 shares of Common Stock outstanding as of May 3, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 4, 2016.

Page 3 of 13 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa Capital Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 737,287
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 737,287
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 22,355,171 shares of Common Stock outstanding as of May 3, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 4, 2016.

Page 4 of 13 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa FGP-I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 737,287
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 737,287
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 22,355,171 shares of Common Stock outstanding as of May 3, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 4, 2016.

Page 5 of 13 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa UGP-I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 737,287
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 737,287
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,355,171 shares of Common Stock outstanding as of May 3, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 4, 2016.

Page 6 of 13 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 737,287
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 737,287
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,287
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,355,171 shares of Common Stock outstanding as of May 3, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 4, 2016.

Page 7 of 13 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 12,780
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 12,780
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1% (1)
14.	TYPE OF REPORTING PERSON PN

**	Denotes less than
(1)	Based on 22,355,171 shares of Common Stock outstanding as of May 3, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 4, 2016.

Page 8 of 13 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Versa Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 750,067
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 750,067
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,067
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 22,355,171 shares of Common Stock outstanding as of May 3, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 4, 2016.

Page 9 of 13 pages

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON Gregory L. Segall
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 750,067
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 750,067
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,067
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 22,355,171 shares of Common Stock outstanding as of May 3, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 4, 2016.

Page 10 of 13 pages

This Amendment No. 2 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 12, 2012 and amended on June 9, 2015. Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect. Terms used herein and not defined herein shall have the meaning ascribed thereto in the Original 13D, as amended.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to insert the following paragraph after the last paragraph:

Paul Halpern has received 12,780 shares of Common Stock as compensation for his service on the board of directors of SP Plus. Pursuant to an arrangement between Mr. Halpern and VCM LP, any compensation received by Mr. Halpern during his service as a director of SP Plus is for the benefit of VCM LP and, as such, Mr. Halpern intends to transfer the 12,780 shares of Common Stock to VCM LP for no consideration.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information required in these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the respective cover pages to this Schedule 13D and is incorporated herein by reference.

(c) On May 11, 2016, VCM Holdings sold 100,000 shares of Common Stock through open market sales at an average price of $22.2478. On April 21, 2016, Mr. Halpern received 3,799 shares of Common Stock as compensation for his service on the board of directors of SP Plus. As described under Item 3 above, Mr. Halpern intends to transfer these shares of Common Stock to VCM LP for no consideration.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to insert the following exhibits:

Exhibit J – Agreement pursuant to Rule 13d-1(k)

Page 11 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 12, 2016	By:	/s/ Gregory L. Segall
	Name:	Gregory L. Segall, as an individual and as Attorney-in-Fact for:

VCM STAN-CPC HOLDINGS, LLC (1) VERSA CAPITAL FUND I, L.P. (1) VERSA FGP-I, LP (1) VERSA UGP-I, LLC (1) VERSA CAPITAL MANAGEMENT, LP (1) VERSA FUND MANAGEMENT, LLC (1) VERSA CAPITAL GROUP, LLC (1)

(1) A Power of Attorney authorizing Gregory L. Segall to act on behalf of this entity has been previously filed with the Securities and Exchange Commission.

Page 12 of 13 pages

EXHIBIT INDEX

Exhibit	Document Description

J	Agreement Pursuant to Rule 13d-1(k)